FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated April 27, 2023

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 27 April, 2023

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 27 April 2023
1st Quarter Results

Exhibit 99

Unilever Trading Statement - First Quarter 2023

Strong start to the year and continued progress against strategic priorities

	First Quarter 2023
(unaudited)	USG	Turnover	vs 2022
Unilever	10.5%	€14.8bn	7.0%
Beauty & Wellbeing	9.3%	€3.1bn	13.3%
Personal Care	12.7%	€3.4bn	12.6%
Home Care	10.2%	€3.2bn	8.6%
Nutrition	11.9%	€3.4bn	(4.4)%
Ice Cream	6.0%	€1.7bn	8.0%

First Quarter highlights
●
Underlying sales growth (USG) accelerated to 10.5%, driven by progress against strategic priorities
●
Growth was broad-based across Business Groups and geographies
●
Price growth remained elevated at 10.7%, with an improved quarter-on-quarter volume performance at (0.2)%
●
Turnover increased 7.0% to €14.8 billion, including a currency impact of (0.4)% and (2.8)% from disposals net of acquisitions
●
Our billion+ Euro brands, accounting for 54% of Group turnover, delivered underlying sales growth of 12.1%, led by strong performances from OMO, Hellmann's, Rexona and Lux
●
Continued portfolio reshaping with the announced sale of the Suave brand in North America
●
Third €750 million share buyback tranche, announced in March, will complete in July 2023
●
Quarterly interim dividend for Q1 2023 is maintained at €0.4268

Chief Executive Officer statement

"Unilever has had a good start to the year, delivering another quarter of strong topline growth. Underlying sales growth accelerated to 10.5%, driven by price growth in response to continued high input cost inflation and an improved volume performance.

We are continuing to execute well on our strategic priorities. Growth was broad-based across the five Business Groups, underpinned by strong performances from our billion+ Euro brands. We have stepped up both the effectiveness of our innovation and the investment behind our brands. We continue to shift our portfolio into higher growth spaces, with the delivery of another quarter of double-digit sales growth in Prestige Beauty and Health & Wellbeing, and the announced sale of Suave in North America. Our new operating model is driving focused resource allocation, and is unlocking a culture of bolder, faster decision-making and disciplined execution.

We remain focused on navigating through continued macroeconomic uncertainty and are confident in our ability to deliver another year of strong growth, which remains our first priority."

Alan Jope
27 April 2023

Outlook

In a volatile and high-cost environment, we continue to carefully balance price growth, volume and competitiveness. We will deliver another year of strong underlying sales growth in 2023, with an improved volume performance compared to 2022. We will continue to price and drive our cost savings programmes in order to allow us to invest behind our brands.

Our expectation for net material inflation (NMI) for 2023 is unchanged. We anticipate around €1.5 billion in the first half and significantly lower NMI in the second half, with a wide range of possible outcomes, though we do not expect cost deflation.

We now expect underlying sales growth for the full year 2023 to be at least at the upper end of our multi-year range of

3 - 5%. Underlying price growth will remain high in the first half and soften through the year.

Underlying operating margin in the first half will be at least 16%. We continue to expect a modest improvement in underlying operating margin in the full year, with another year of increased investment.

First Quarter Review: Unilever Group

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
First Quarter	€14.8bn	10.5%	(0.2)%	10.7%	0.7%	(3.5)%	(0.4)%	7.0%

Performance

Underlying sales growth accelerated to 10.5% in the first quarter. As underlying price growth moderated to 10.7% from 13.3% in the fourth quarter of 2022, volumes were virtually flat at (0.2)%, driven by a step-up in volume performance across all Business Groups.

Beauty & Wellbeing grew underlying sales by 9.3% driven by price. Volume growth of 2.6% was helped by another quarter of double-digit growth in Prestige Beauty and Health & Wellbeing, which now account for 5% of Group turnover. Personal Care underlying sales were up 12.7%, driven by price and 3.0% volume growth of which the majority came from strong pipeline refill in Deodorants. Home Care delivered 10.2% USG with a volume decline of 2.8% which was largely caused by lower volumes in Home & Hygiene and Air Wellness. Nutrition grew 11.9% with slightly negative volume at (1.3)% driven by Scratch Cooking Aids. Ice Cream improved underlying sales by 6.0% despite negative UVG of 4.1%. Volumes grew in out-of-home channels but this was more than offset by lower in-home volumes.

Emerging markets grew underlying sales by 11.7% with price of 11.8% and volume at (0.1)%. Latin America stepped up growth to 18.7%, led by continued strong price growth and volumes at 0.2%. South Asia grew again double-digit through price and volume. China returned to positive USG of 1.8% following the lifting of pandemic-related restrictions. South East Asia grew mid-single digit, while Turkey delivered strong volume growth in a continued hyper-inflationary environment. Developed markets increased by 8.7%, with 8.9% from price and (0.2)% from volume. Volumes held up better in North America than in Europe.

Turnover increased 7.0% to €14.8 billion, which included a currency impact of (0.4)% and (2.8)% from disposals net of acquisitions. This reflected the sale of the Tea business, which completed on 1 July 2022, and the acquisition of Nutrafol, which completed on 7 July 2022.

Operating model and capital allocation

Since 1 July 2022, our simpler, more category-focused operating model for Unilever has been in place, organised around five Business Groups and a technology-driven backbone, Unilever Business Operations. We continue to expect around €600 million of cost savings over the first two years, with the majority delivered in 2023.

After completing two €750 million tranches in 2022 of our ongoing share buyback programme of up to €3 billion, we announced a third €750 million tranche on 17 March 2023, which will complete on or before 23 July 2023. The quarterly interim dividend for the first quarter is maintained at €0.4268.

Conference Call

Following the release of this trading statement on 27 April 2023 at 7:00 AM (UK time), there will be a live webcast at 8:00 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest-results.

A replay of the webcast and the slides of the presentation will be made available after the live meeting.

First Quarter Review: Business Groups

	First Quarter 2023
(unaudited)	Turnover	USG	UVG	UPG
Unilever	€14.8bn	10.5%	(0.2)%	10.7%
Beauty & Wellbeing	€3.1bn	9.3%	2.6%	6.5%
Personal Care	€3.4bn	12.7%	3.0%	9.4%
Home Care	€3.2bn	10.2%	(2.8)%	13.4%
Nutrition	€3.4bn	11.9%	(1.3)%	13.4%
Ice Cream	€1.7bn	6.0%	(4.1)%	10.5%

Beauty & Wellbeing
21% of Q1 turnover
(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
First Quarter	€3.1bn	9.3%	2.6%	6.5%	3.6%	(0.2)%	0.2%	13.3%

Beauty & Wellbeing underlying sales grew 9.3% with 6.5% from price and 2.6% from volume.

Hair Care grew across all regions, delivering high single-digit growth and also returned to positive volume growth, helped by the continued rollout of our Sunsilk relaunch. TRESemmé grew strongly and the new Clear Anti Hair Fall in China continued to perform well.

Core Skin Care delivered mid single-digit growth, driven by strong performances in South Asia and South East Asia which were partially offset by double-digit decline in North Asia where sales of AHC were down. Vaseline and Pond's delivered double-digit growth, supported by innovations with additional consumer benefits, such as the premium Gluta-Hya serum which revitalises skin overnight and boosts skin elasticity.

Prestige Beauty and Health & Wellbeing delivered another quarter of double-digit growth with strong contributions from Paula's Choice, Hourglass and Liquid IV.

Personal Care
23% of Q1 turnover
(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
First Quarter	€3.4bn	12.7%	3.0%	9.4%	-%	-%	-%	12.6%

Personal Care underlying sales grew 12.7% with 9.4% from price and 3.0% from volume. Growth was broad-based with strong growth in Latin America, South Asia, Europe and North America.

Deodorants grew high double-digit driven by Europe and the Americas, where volumes were boosted by a recovery in service levels and associated pipeline fill. Rexona accelerated its strong performance, helped by our premium and superior 72-hour protection technology. We launched our Axe Fine Fragrance range, which combines odour protection with fine fragrances and freshness, contributing to double-digit growth for the brand.

Skin Cleansing grew high single-digit driven by Latin America and South Asia. In the United States, we launched our first  Dove 24-hour Renewing Micromoisture body wash which actively regenerates the skin's moisture for healthy-looking skin. Lux grew double-digit, still benefiting from the relaunch of its bars which provide a further improved skin care experience, delivering glow and flawless complexion.

Oral Care achieved mid single-digit growth which was led by strong pricing. Close Up grew double-digit with good performance in South Asia and Africa.

Home Care
22% of Q1 turnover
(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
First Quarter	€3.2bn	10.2%	(2.8)%	13.4%	-%	-%	(1.4)%	8.6%

Home Care underlying sales grew 10.2% driven by 13.4% price, partially offset by negative volume of  (2.8)%. Volumes were negative in most markets as pricing remained high.

Fabric Cleaning grew double-digit with capsules and liquids performing well as we continued to drive premiumisation. We launched plastic-free packaging for our capsules in France and the United Kingdom under OMO. Fabric Enhancers grew high single-digit driven by price. Comfort grew strongly in Latin America and Turkey.

Home & Hygiene grew mid single-digit, with double-digit price partially offset by negative volume. Domestos grew double-digit and we launched new Power Foams which expand once applied to eliminate germs, even in the hardest-to-reach places. The Air Wellness business declined in the quarter as the global market continued to slow.

Nutrition
23% of Q1 turnover
(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
First Quarter	€3.4bn	11.9%	(1.3)%	13.4%	-%	(13.6)%	(1.2)%	(4.4)%

Nutrition underlying sales grew 11.9 % with 13.4% from price and (1.3)% from volume.

Dressings delivered another quarter of strong price-driven growth and positive volume, led by Hellmann's with communication centered around our "Make taste not waste" campaign.

Scratch Cooking Aids grew high single-digit. Growth in Europe and North America was price-led with negative volume.  Africa, where we relaunched fortified Knorr stock cubes to address iodine and zinc deficiencies, grew double-digit with positive price and volume while North Asia declined.

Unilever Food Solutions grew double-digit as China recovered throughout the quarter and other markets continued to deliver strong growth.

Ice Cream
11% of Q1 turnover
(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
First Quarter	€1.7bn	6.0%	(4.1)%	10.5%	-%	-%	1.9%	8.0%

Ice Cream underlying sales grew 6% with 10.5% from price, partially offset by negative volume of (4.1)%.

In-home Ice Cream grew low single-digit but volumes declined as consumption remained impacted across regions by the discretionary nature of the category in a heavily inflationary environment. Out-of-home Ice Cream grew double-digit with positive price and volume in anticipation of a good ice cream season.

Magnum grew strongly, supported by our new Starchaser and Sunlover limited edition innovation, while the Heart brand grew mid single-digit with negative volume. Cornetto grew double-digit, helped by the launch of limited edition variants.

First Quarter Review: Geographical Areas

	First Quarter 2023
(unaudited)	Turnover	USG	UVG	UPG
Unilever	€14.8bn	10.5%	(0.2)%	10.7%
Asia Pacific Africa	€6.8bn	9.9%	0.3%	9.5%
The Americas	€5.2bn	11.9%	0.6%	11.2%
Europe	€2.8bn	9.2%	(3.0)%	12.6%

	First Quarter 2023
(unaudited)	Turnover	USG	UVG	UPG
Emerging markets	€8.8bn	11.7%	(0.1)%	11.8%
Developed markets	€6.0bn	8.7%	(0.2)%	8.9%
North America	€3.2bn	8.1%	0.9%	7.2%
Latin America	€2.0bn	18.7%	0.2%	18.4%

Asia Pacific Africa
46% of Q1 turnover

Underlying sales growth was 9.9% with 9.5% from price and 0.3% from volume.

South Asia continued to grow double-digit driven by price with positive volume. China grew low single-digit with a mix of volume and price as growth improved throughout the quarter when Covid restrictions eased. Underlying sales in Indonesia were broadly flat with pre-planned reductions in stock-in-trade levels again affecting volumes. Philippines grew double-digit while Vietnam grew mid single-digit. Turkey delivered another year of broad-based, double-digit growth with positive volume and price in a difficult and hyperinflationary environment. Africa grew double-digit driven by price while volumes declined.

The Americas
36% of Q1 turnover

Underlying sales grew 8.1% in North America with 7.2% from price and 0.9% of volume. Nutrition grew double-digit with strong price and negative volume, driven by Dressings while Personal Care growth was led by a very strong performance in Deodorants. Good growth in Beauty & Wellbeing was supported by Prestige Beauty and Health & Wellbeing growing double-digit. Ice Cream grew low single-digit with negative volume.

Underlying sales growth in Latin America grew double-digit at 18.7% with price growth of 18.4% and positive volume growth of 0.2%. Growth was broad based across all Business Groups. Brazil grew high double-digit with positive volume driven by Home Care and Personal Care. In a difficult environment, we continued to benefit from a portfolio that spans different price points which helped deliver volume growth in Mexico and Argentina despite strong double-digit price growth.

Europe
18% of Q1 turnover

Europe delivered strong underlying sales growth of 9.2% with 12.6% from price and (3.0)% from volume. Personal Care, Nutrition and Beauty & Wellbeing delivered double-digit growth, while Home Care and Ice Cream only grew modestly as volumes declined. Growth was broad-based across countries and helped by a softer prior year comparator. The United Kingdom, Germany and Spain achieved double-digit growth, driven by strong performances of Nutrition and Personal Care.

Competition Investigations

As previously disclosed, Unilever is involved in a number of ongoing investigations by national competition authorities, including those of France, Portugal and South Africa. These proceedings and investigations are at different stages and concern different product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. At the same time, we are vigorously defending Unilever when we feel that allegations are unwarranted. The Group continues to reinforce and enhance its internal competition law compliance programme on an ongoing basis.

Dividends

The Board has declared a quarterly interim dividend for Q1 2023 of £0.3783 per Unilever PLC ordinary share or €0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 25 April 2023.

The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.3783
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4268
Per Unilever PLC American Depositary Receipt:	US$0.4702

The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 25 April 2023.

US dollar cheques for the quarterly interim dividend will be mailed on 15 June 2023 to holders of record at the close of business on 19 May 2023.

The quarterly dividend calendar for the remainder of 2023 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q1 2023 Dividend	27 April 2023	18 May 2023	19 May 2023	15 June 2023
Q2 2023 Dividend	25 July 2023	03 August 2023	04 August 2023	31 August 2023
Q3 2023 Dividend	26 October 2023	16 November 2023	17 November 2023	08 December 2023

Segment Information - Business Groups

(unaudited)
First Quarter	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
Turnover (€ million)
2022	2,727	3,015	2,923	3,504	1,613	13,782
2023	3,089	3,397	3,173	3,349	1,742	14,750
Change (%)	13.3	12.6	8.6	(4.4)	8.0	7.0
Impact of:
Acquisitions (%)	3.6	-	-	-	-	0.7
Disposals (%)	(0.2)	-	-	(13.6)	-	(3.5)
Currency-related items (%), of which:	0.2	-	(1.4)	(1.2)	1.9	(0.4)
Exchange rates changes (%)	(1.1)	(1.7)	(4.4)	(2.4)	(0.1)	(2.1)
Extreme price growth in hyperinflationary markets*	1.3	1.6	3.0	1.2	2.0	1.8
Underlying sales growth (%)	9.3	12.7	10.2	11.9	6.0	10.5
Price* (%)	6.5	9.4	13.4	13.4	10.5	10.7
Volume (%)	2.6	3.0	(2.8)	(1.3)	(4.1)	(0.2)

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Segment Information - Geographical Areas

(unaudited)
First Quarter	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2022	6,640	4,496	2,646	13,782
2023	6,793	5,245	2,712	14,750
Change (%)	2.3	16.7	2.5	7.0
Impact of:
Acquisitions (%)	-	2.1	-	0.7
Disposals (%)	(3.9)	(2.3)	(4.5)	(3.5)
Currency-related items (%), of which:	(3.1)	4.5	(1.7)	(0.4)
Exchange rates changes (%)	(4.9)	1.7	(1.7)	(2.1)
Extreme price growth in hyperinflationary markets*	1.9	2.7	-	1.8
Underlying sales growth (%)	9.9	11.9	9.2	10.5
Price* (%)	9.5	11.2	12.6	10.7
Volume (%)	0.3	0.6	(3.0)	(0.2)

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Non - GAAP measures

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below).

Underlying sales growth (USG)

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided on page 7.

Underlying price growth (UPG)

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out on page 7.

Underlying volume growth (UVG)

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on page 7.

Cautionary Statement

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current war in Ukraine. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022 and the Unilever Annual Report and Accounts 2022.

Enquiries

Media: Media Relations Team			Investors: Investor Relations Team
UK	'+44 78 2527 3767	lucila.zambrano@unilever.com	investor.relations@unilever.com
or	'+44 77 7999 9683	jonathan.sibun@teneo.com
NL	'+31 62 375 8385	marlous-den.bieman@unilever.com
or	'+31 61 500 8293	fleur-van.bruggen@unilever.com

After the conference call on 27 April 2023 at 8AM (UK time), the webcast of the presentation will be available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results